                                          Filed Pursuant to Rule 424(b)(5)
                                          Registration No. 333-28847

PROSPECTUS SUPPLEMENT
(To Prospectus Dated June 18, 1997)

                                  $250,000,000
                           COMMERCIAL CREDIT COMPANY
                        6 1/2% NOTES DUE AUGUST 1, 2004

                            ------------------------

    Commercial Credit Company (the "Company") is offering $250,000,000 principal amount of its 6 1/2% Notes due August 1, 2004 (the "Notes"). Interest on the Notes is payable semiannually on February 1 and August 1, commencing February 1, 1998. The Notes may not be redeemed prior to maturity. See "Description of Notes."

    The Notes will be issued in fully registered form only in denominations of $1,000 or integral multiples thereof. The Notes will be initially represented by one or more global notes registered in the name of The Depository Trust Company ("DTC") or its nominee. Beneficial interests in the Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Owners of beneficial interests in Notes will be entitled to physical delivery of Notes in certificated form equal in principal amount to their respective beneficial interests only under the limited circumstances described herein. See "Description of Notes--Book-Entry Notes."

    Settlement for the Notes will be made in immediately available funds. The Notes will trade in the Same-Day Funds Settlement System of DTC, and, to the extent that secondary market trading activity in the Notes is effected through the facilities of DTC, such trades will be settled in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
                REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

                                                                UNDERWRITING
                                              PRICE TO         DISCOUNTS AND        PROCEEDS TO
                                             PUBLIC (1)       COMMISSIONS (2)      COMPANY (1)(3)
Per Note                                      99.945%              .350%              99.595%
Total                                       $249,862,500          $875,000          $248,987,500

  (1) Plus accrued interest from August 1, 1997 to the date of delivery.
  (2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
  (3) Before deducting expenses payable by the Company estimated to be $75,000.
                         ------------------------------

    The Notes are offered by the Underwriters named herein, subject to prior sale, when, as and if accepted by the Underwriters and subject to certain conditions. It is expected that delivery of the Notes in book-entry form will be made through the facilities of DTC, on or about August 4, 1997.
                            ------------------------

SMITH BARNEY INC.

     CHASE SECURITIES INC.

          DONALDSON, LUFKIN & JENRETTE
                         SECURITIES CORPORATION

                NATIONSBANC CAPITAL MARKETS, INC.

                     UBS SECURITIES

                          FIRST UNION CAPITAL MARKETS CORP.

July 30, 1997

    Certain persons participating in this offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the Notes, including over-allotment, stabilizing transactions and covering transactions. For a description of these activities, see "Underwriting."

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA, NOR HAS THE COMMISSIONER OF INSURANCE RULED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.

                            ------------------------

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company at June 30, 1997, and as adjusted to give effect to the issuance and sale of the Notes, the issuance and sale of additional long-term debt of the Company after June 30, 1997 through the date hereof, and the application of the proceeds from each of these transactions to the repayment of short-term borrowings, as if such transactions had occurred on June 30, 1997.

                                                                                             AT JUNE 30, 1997
                                                                                         ------------------------
                                                                                         OUTSTANDING  AS ADJUSTED
                                                                                         -----------  -----------

                                                                                          (DOLLARS IN MILLIONS)
Debt:
  Certificates of deposit..............................................................   $   122.2    $   122.2
  Short-term borrowings................................................................     2,811.6      1,911.6
  Long-term debt.......................................................................     5,400.0      6,300.0
                                                                                         -----------  -----------
    Total debt.........................................................................   $ 8,333.8    $ 8,333.8
                                                                                         -----------  -----------
Stockholder's equity:
  Common stock ($.01 par value)--1,000 shares authorized: issued--1 share..............      --           --
  Additional paid-in capital...........................................................       164.6        164.6
  Retained earnings....................................................................     1,143.7      1,143.7
  Other................................................................................        (5.3)        (5.3)
                                                                                         -----------  -----------
    Total stockholder's equity.........................................................     1,303.0      1,303.0
                                                                                         -----------  -----------
Total capitalization...................................................................   $ 9,636.8    $ 9,636.8
                                                                                         -----------  -----------
                                                                                         -----------  -----------

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                                     SIX MONTHS
                                                                        ENDED               YEAR ENDED DECEMBER 31,
                                                                      JUNE 30,     ------------------------------------------
                                                                        1997         1996       1995       1994       1993
                                                                    -------------  ---------  ---------  ---------  ---------
Ratio of earnings to fixed charges................................         1.54         1.61       1.70       1.83       2.09


                                                                      1992
                                                                    ---------
Ratio of earnings to fixed charges................................       2.12*

------------------------

* Included in earnings from continuing operations before income taxes (used in the computation above) are net gains of $47.0 million resulting from the sale of stock of Inter-Regional Financial Group, Inc., the sale of the Company's investment in the common stock of Musicland Stores Corporation and the sale of 50% of Commercial Insurance Resources, Inc. Without giving effect to these net gains, the ratio of earnings to fixed charges for 1992 would have been 1.99.

    The ratio of earnings to fixed charges has been computed by dividing earnings from continuing operations before income taxes and fixed charges by the fixed charges. For purposes of these ratios, fixed charges consist of interest expense and that portion of rentals deemed representative of the appropriate interest factor.

                                USE OF PROCEEDS

    The net proceeds to be received by the Company from the sale of the Notes will be added to its general corporate funds and may be used to reduce or refinance other borrowings, for investments or for general corporate purposes. In order to fund its financial services business, the Company expects to incur additional indebtedness in the future.

                              DESCRIPTION OF NOTES

    THE FOLLOWING DESCRIPTION OF THE TERMS OF THE NOTES OFFERED HEREBY (REFERRED TO IN THE PROSPECTUS AS THE "OFFERED SECURITIES") SUPPLEMENTS THE DESCRIPTION OF THE GENERAL TERMS OF SECURITIES SET FORTH IN THE PROSPECTUS, TO WHICH DESCRIPTION REFERENCE IS HEREBY MADE. THE FOLLOWING SUMMARY OF THE NOTES IS QUALIFIED IN ITS ENTIRETY BY REFERENCE THERETO AND TO THE INDENTURE REFERRED TO THEREIN.

    The Notes will be limited to $250,000,000 in aggregate principal amount, as a result of which, as of July 30, 1997, $650,000,000 aggregate principal amount of Securities remains currently available to be offered by the Company under the Registration Statement of which this Prospectus Supplement and the accompanying Prospectus form a part. The Notes will be issued only in fully registered form without coupons, in denominations of $1,000 and integral multiples thereof. Initially, the Notes will be issued in the form of one or more global notes (each, a "Book-Entry Note") registered in the name of DTC or its nominee, as described below. The Notes will bear interest from August 1, 1997, at the annual rate set forth on the cover page of this Prospectus Supplement. The Notes will mature on August 1, 2004. Interest on the Notes will be payable semiannually on February 1 and August 1, commencing February 1, 1998, to the persons in whose names the Notes are registered at the close of business on the preceding January 15 or July 15, respectively. The Notes will not be redeemable prior to maturity and will not be subject to any sinking fund.

    Principal of and interest on the Notes will be payable at the office or agency of the Company to be maintained in the Borough of Manhattan, The City of New York, initially at the Corporate Trust Office of the Trustee, 111 Wall Street, Fifth Floor, New York, New York; PROVIDED, HOWEVER, that at the option of the Company, payment of interest may be made by check mailed to the address of the person entitled thereto as such address shall appear in the register of holders of Notes. Notwithstanding the foregoing, payments of principal of and interest on Book-Entry Notes will be made as described below.

    The Indenture permits the defeasance of Securities upon the satisfaction of the conditions described under "Description of Securities--Defeasance" in the Prospectus. The Notes are subject to these defeasance provisions.

BOOK-ENTRY NOTES

    The Notes will initially be issued in the form of one or more Book-Entry Notes, which will be deposited with, or on behalf of, DTC and registered in the name of DTC or its nominee. Except as set forth below, Book-Entry Notes may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor of DTC or a nominee of such successor.

    Principal and interest payments on the Notes represented by one or more Book-Entry Notes will be made by the Company to DTC or its nominee, as the case may be, as the registered owner of the related Book-Entry Note or Notes. The Company expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of Book-Entry Notes, will credit immediately the accounts of the related participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interests in such Book-Entry Notes as shown on the records of DTC. Neither the Company nor the Trustee or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of Book-Entry Notes, or for maintaining, supervising or reviewing any records relating to such beneficial interests. The Company also expects that payments by participants to owners of beneficial interests in Book-Entry Notes held through such participants will be governed by standing customer instructions and customary practices, as is the case with securities registered in "street name." Such instructions will be the responsibility of such participants.

    If DTC is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue Notes in certificated form in exchange for beneficial interests in the Book-Entry Notes. In addition, the Company may at any time determine not to have its Notes represented by one or more Book-Entry Notes, and, in such event, will issue Notes in certificated form in exchange for beneficial interests in Book-Entry Notes. In any such instance, an owner of a beneficial interest in a Book-Entry Note will be entitled to physical delivery in certificated form of Notes equal in principal amount to such beneficial interest and to have such Notes registered in its name. Notes so issued in certificated form will be issued in denominations of $1,000 or any amount in excess thereof that is an integral multiple of $1,000 and will be issued in registered form only, without coupons.

SAME-DAY SETTLEMENT AND PAYMENT

    Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds.

    The Notes are expected to trade in the Same-Day Funds Settlement System of DTC until maturity, and, to the extent that secondary market trading activity in the Notes is effected through the facilities of DTC, such trades will be settled in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Terms Agreement dated July 30, 1997, which incorporates by reference the Underwriting Agreement Basic Provisions dated November 28, 1989 (together, the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of Notes set forth opposite its name below:

                                          UNDERWRITER                                             PRINCIPAL AMOUNT
------------------------------------------------------------------------------------------------  ----------------
Smith Barney Inc................................................................................   $  130,000,000
Chase Securities Inc............................................................................       25,000,000
Donaldson, Lufkin & Jenrette Securities Corporation.............................................       25,000,000
NationsBanc Capital Markets, Inc................................................................       25,000,000
UBS Securities LLC..............................................................................       25,000,000
First Union Capital Markets Corp................................................................       20,000,000
                                                                                                  ----------------
        Total...................................................................................   $  250,000,000
                                                                                                  ----------------
                                                                                                  ----------------

    The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Notes are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are committed to take and pay for all of the Notes if any are taken.

    The Underwriters propose to offer part of the Notes directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of .300% of the principal amount under the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of .250% of the principal amount to certain other dealers.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    The Underwriters may engage in over-allotment, stabilizing transactions and covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. Over-allotment involves sales in excess of the offering size, which creates a short position for the Underwriters. Stabilizing transactions involve bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. Such stabilizing transactions and covering transactions may cause the price of the Notes to be higher than it would otherwise be in the absence of such transactions.

    The Company does not intend to apply for listing of the Notes on a national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Notes, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Notes and any such market making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Notes.

    Certain of the Underwriters and their affiliates may engage in transactions with and perform services for the Company or one or more of its affiliates in the ordinary course of business.

    This Prospectus Supplement, together with the Prospectus, may also be used by Smith Barney Inc. ("Smith Barney"), an affiliate of the Company, in connection with offers and sales of the Notes in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. Smith Barney may act as principal or agent in such transactions.

                                 LEGAL OPINIONS

    The validity of the Notes offered hereby will be passed upon for the Company by Charles O. Prince, III, Esq., as counsel for the Company, 388 Greenwich Street, New York, New York 10013 and for the Underwriters by Dewey Ballantine, 1301 Avenue of the Americas, New York, New York 10019-6092. Mr. Prince, Executive Vice President, General Counsel and Secretary of the Company, beneficially owns, or has rights to acquire under Travelers Group Inc. employee benefit plans, an aggregate of less than 1% of the common stock of Travelers Group Inc. Dewey Ballantine has from time to time acted as counsel for Travelers Group Inc. and certain of its subsidiaries and may do so in the future.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY IN ANY JURISDICTION IN WHICH OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THE PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                  ---------
                   PROSPECTUS SUPPLEMENT
Capitalization..................................        S-2
Ratio of Earnings to Fixed Charges..............        S-2
Use of Proceeds.................................        S-3
Description of Notes............................        S-3
Underwriting....................................        S-4
Legal Opinions..................................        S-5

                        PROSPECTUS
Available Information...........................          2
Incorporation of Certain Documents
  by Reference..................................          3
The Company.....................................          4
Use of Proceeds.................................          4
Ratio of Earnings to Fixed Charges..............          4
Description of Securities.......................          5
Plan of Distribution............................         11
ERISA Matters...................................         12
Experts.........................................         13
Legal Matters...................................         13

                                  $250,000,000

                               COMMERCIAL CREDIT
                                    COMPANY

                        6 1/2% NOTES DUE AUGUST 1, 2004

                                 -------------

                             PROSPECTUS SUPPLEMENT
                                 JULY 30, 1997
                             (INCLUDING PROSPECTUS
                              DATED JUNE 18, 1997)
                                 -------------

                               SMITH BARNEY INC.

                             CHASE SECURITIES INC.

                          DONALDSON, LUFKIN & JENRETTE

                             SECURITIES CORPORATION

                       NATIONSBANC CAPITAL MARKETS, INC.

                                 UBS SECURITIES

                       FIRST UNION CAPITAL MARKETS CORP.

--------------------------------------------------------------------------------
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